Exhibit 4.13.2

SOUTHWEST WATER COMPANY
2006 EQUITY INCENTIVE PLAN

NOTICE OF RESTRICTED STOCK AWARD
AND
RESTRICTED STOCK AGREEMENT

On                         , 20  , [Name of Recipient] (“Recipient,” “you” or “your”) were granted                              shares of Restricted Common Stock (the “Restricted Stock”) of Southwest Water Company, a Delaware corporation (the “Company”), subject to and conditioned upon the provisions, terms, conditions and restrictions provided in the Southwest Water Company 2006 Equity Incentive Plan (the “Plan”) and this Notice of Restricted Stock Award and Restricted Stock Agreement dated                                 , 200  .

You agree with respect to the Restricted Stock granted by the Company as follows:

The Plan

The Award of Restricted Stock to you as described in this Agreement (the “Award”) is pursuant to the Southwest Water Company 2006 Equity Incentive Plan and is subject to the provisions of the Plan. The Plan is administered by the Committee, as described in the Plan. All capitalized terms used in this Agreement have the meanings specified in the Plan, unless otherwise defined in this Agreement.

Payment for Shares	No payment is required for the shares you receive.

Vesting

The shares vest in installments following the Vesting Commencement Date, as shown below. In addition, shares will vest in the event of your death or Disability or upon a Change in Control of the Company. “Vesting” means that vested stock will not be subject to forfeiture.

Vesting Commencement Date	, 200

Vesting Schedule

[Specify Vesting – Following is 5-Year]. The first 20% of the total number of shares granted (rounded up to the nearest whole share) vests, subject to Qualifying Performance Criteria, if any, when you complete 12 months of continuous service with the Company or an Affiliate from the Vesting

Commencement Date (the “First Vesting Date”). An additional 20% of the shares granted (rounded up to the nearest whole share) vests, subject to Qualifying Performance Criteria, if any, when you complete 24 months of continuous service with the Company or an Affiliate from the Vesting Commencement Date (the “Second Vesting Date”). An additional 20% of the shares granted (rounded up to the nearest whole share) vests, subject to Qualifying Performance Criteria, if any, when you complete 36 months of continuous service with the Company or an Affiliate from the Vesting Commencement Date (the “Third Vesting Date”). An additional 20% of the shares granted (rounded up to the nearest whole share) vests, subject to Qualifying Performance Criteria, if any, when you complete 48 months of continuous service with the Company or an Affiliate from the Vesting Commencement Date (the “Fourth Vesting Date”). The balance of shares granted vests, subject to Qualifying Performance Criteria, if any, when you have completed 60 months of continuous service with the Company or an Affiliate from the Vesting Commencement Date (the “Fifth Vesting Date”). Shares are subject to earlier vesting in accordance with the Plan in the events of death, Disability and Sale of the Company.

Qualifying Performance Criteria

Qualifying Performance Criteria applicable to you (“QPC”) are set forth in Exhibit A attached. In addition to continuous service requirements set forth in the Vesting Schedule, Restricted Stock will only vest if the QPC is met on each of the First Vesting Date, Second Vesting Date, Third Vesting Date, Fourth Vesting Date and Fifth Vesting Date. [If the applicable QPC is not met on the First Vesting Date, Second Vesting Date, Third Vesting Date, Fourth Vesting Date and Fifth Vesting Date, the related award for such vesting date shall be suspended until the next vesting date, at which time such award will vest if the QPC for such suspended vesting date has been achieved. In no case shall any award be extended or vest past the Fifth Vesting Date.]

Shares Restricted	Unvested shares will be considered “Restricted Stock.” You may not sell, transfer, pledge or otherwise dispose of any shares of Restricted Stock.

Forfeiture

If your services as an Eligible Person terminate for any reason, other than by reason of death, Disability, or a Change in Control of the company, then your shares of Restricted Stock will be forfeited to the extent that they have not vested before the Termination Date. This means that the unvested shares of Restricted Stock will immediately revert to the Company. You receive no payment for the shares of Restricted Stock that are not vested or that are forfeited.

Stock Certificates	Your shares of Restricted Stock will be held for you by the Company. After the shares have vested, a stock certificate for those shares will be released to you.

Voting Rights	You may vote your shares even before they vest.

Dividend Rights	You will be entitled to dividends, if any, on Restricted Stock, payable to you in the same manner as any other stockholder.

Withholding Taxes

No stock certificates will be released to you unless you have made acceptable arrangements to pay any withholding taxes that may be due as a result of this award or the vesting of the shares. These arrangements may include withholding shares of Company stock that otherwise would be released to you when they vest. These arrangements may also include surrendering shares of Company stock that you already own. The fair market value of the shares you surrender, determined as of the date when taxes otherwise would have been withheld in cash, will be applied as a credit against the withholding taxes.

IRC §83(b) Election

You agree, as a condition to the Award, to make an election under Internal Revenue Code §83(b) to include in your gross income for the taxable year in which the Award has been made the fair market value of the Award as determined by the Committee and as required by the Plan. You will be provided necessary forms to make this tax election. [Or optional election]

Restrictions on Resale	By signing this Agreement, you agree not to sell any shares at a time when applicable laws or Company policies prohibit a sale.

No Guarantee Of Continued Service

Subject to the provisions of any written agreement or consulting agreement and to legal principles governing the tenure of directors: (i) You acknowledge and agree that vesting of the Restricted Stock is earned by continuing as an Eligible Person at the will of the Company (and not through the act of being hired, being granted an award or purchasing shares); and (ii) You further acknowledge and agree that this Restricted Stock Agreement, the transactions contemplated hereunder and the Vesting Schedule set forth herein do not constitute an express or implied promise of continued engagement as an Eligible Person for the vesting period, for any period, or at all, and shall not interfere with your right or the Company’s right to terminate your relationship as an Eligible Person at any time, for any reason or for no reason, with or without cause.

Adjustments

In the event of a stock split, a stock dividend or a similar change in Company stock, the number of shares of Restricted Stock that remain subject to forfeiture will be adjusted in accordance with the Plan.

Entire Agreement

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this award. Any prior agreements, commitments or negotiations concerning this award are superseded. This Agreement may be amended only by another written agreement, signed by you and the Company.

Governing Law	This Agreement is governed by the laws of the State of California.

[SIGNATURES ON FOLLOWING PAGE]

By your signature below, you agree to all of the terms and conditions described above, in the Plan and in the Stockholders Agreement; and you acknowledge receipt of the Prospectus dated                                     , 200  .

SOUTHWEST WATER COMPANY

By:

Title:

[Name of Participant]

[Signature of Participant]

EXHIBIT A

Qualifying Performance Criteria